                               HARSCO CORPORATION

                                                                      Exhibit 12

               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)

                                  Three                          YEARS ENDED DECEMBER 31
                                 Months     -------------------------------------------------------------
                                  Ended
                                 3/31/96       1995         1994         1993         1992         1991
                                --------    ---------    ---------    ---------    ---------    ---------
Consolidated Earnings:

Pre-tax income from
  continuing operations(1)      $ 51,740    $ 161,231    $ 146,089    $ 137,151    $ 140,576    $ 119,647

Add fixed charges computed
  below                            7,148       33,121       37,982       23,879       22,425       23,544

Net adjustments for equity
  companies                      (19,026)      (4,320)        (134)        (363)        (454)        (439)

Net adjustments for
  capitalized interest              --           --           (274)        (172)        (134)        (469)
                                --------    ---------    ---------    ---------    ---------    ---------
Consolidated Earnings
  Available for Fixed Charges   $ 39,862    $ 190,032    $ 183,663    $ 160,495    $ 162,413    $ 142,283
                                ========    =========    =========    =========    =========    =========

Consolidated Fixed Charges:

Interest Expense per
  financial statements(2)       $  6,087    $  28,921    $  34,048    $  19,974    $  18,882    $  18,925

Interest expense capitalized          33          134          338          332          355          574

Portion of rentals (1/3)
  representing an interest
  factor                           1,028        4,066        3,596        3,573        3,188        4,045

Interest expense for equity
  companies whose debt is
  guaranteed (3)                    --           --           --           --           --           --
                                --------    ---------    ---------    ---------    ---------    ---------
Consolidated Fixed Charges      $  7,148    $  33,121    $  37,982    $  23,879    $  22,425    $  23,544
                                ========    =========    =========    =========    =========    =========

Consolidated Ratio of
  Earnings to Fixed Charges     $   5.58         5.74         4.84         6.72         7.24         6.04
                                ========    =========    =========    =========    =========    =========

(1) 1992 excludes the cumulative effect of change in accounting method for postretirement benefits other than pensions.

(2)   Includes amortization of debt discount and expense.

(3) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1991 through 1995, and the three months ended March 31, 1996.